Exhibit (e)(13)
[Company Letterhead]
[DATE]
Gary Kraemer
ADDRESS BLOCK
Dear Gary:
As you may know, Autodesk, Inc. (“Autodesk”) and Moldflow Corporation (“Moldflow”) are entering in an Agreement and Plan of Merger (the “Merger Agreement”), whereby Switch Acquisition Corporation, a subsidiary of Autodesk would acquire all outstanding shares of Moldflow common stock (the “Merger”). The purpose of this letter is for you to acknowledge certain compensation matters in connection with the Merger.
In connection with the Merger, and pursuant to Section 8 of your Executive Employment Agreement, dated November 2, 2007 (the “Employment Agreement”), Moldflow will pay you a lump sum of Four Hundred Fifty Eight Thousand Seven Hundred Fifty Dollars ($458,750) which is equal to: (i) 1.5 times the sum of (x) your base salary in effect on the date of this letter and (y) your cash bonus calculated at an amount equal to the actual cash bonus that you would have received had Moldflow met all of the aggressive targets in the annual bonus plan approved by Moldflow’s Board of Directors for the current fiscal year, and (ii) a payment of $20,000 in lieu of the health and dental insurance premiums for you, your spouse and your dependents described in Section 8(a)(iii) of your Employment Agreement, in each case less applicable tax withholding (the “Severance Payment”). Subject to your signing a release of claims discussed below, the Severance Payment will become payable to you immediately prior to the Appointment Time (as such term is defined in the Merger Agreement).
In order to receive your Severance Payment, you must first sign, and not revoke, a general release of claims in a form substantially similar to the form attached hereto as Exhibit A, prior to the commencement of the Offer (as such term is defined in the Merger Agreement). If you do not sign this general release of claims, you will not receive the Severance Payment.
Please note that in the event you receive the Severance Payment described above, you are not entitled to any additional severance (including any other termination payments described in your Employment Agreement or any other severance or change of control plans or polices) upon any termination of your service with Autodesk or Moldflow (except as required by applicable law and except as otherwise agreed to between you and Autodesk).
Notwithstanding the preceding paragraph, any future bonus payments (but specifically not to include any reference to payments made in connection with the acceleration of or payment for any options or restricted stock of Moldflow that you may hold) that you may be eligible to receive prior to or in connection with the consummation of the Merger, or in connection with your service at Moldflow

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prior to the consummation to the Offer or the Merger will be (i) governed by the terms set forth in your existing Employment Agreement and the amended executive bonus program for the fiscal 2008 year as approved by the Moldflow Board of Directors, or (ii) governed by the terms of any individual retention agreement or employment arrangements if and to the extent entered into between you and Autodesk.
To the extent the terms of this letter conflict with any agreement between you and Moldflow, including, but not limited to, the provisions of your Employment Agreement, the terms of this letter will govern. Upon execution of this letter until immediately prior to the Appointment Time, the severance and termination provisions of your Employment Agreement remain intact, except for your Change in Control Benefits (as described in Section 8 of your Employment Agreement) which will be superseded by the terms of this letter. Immediately after the Appointment Time, this letter will supersede and replace any and all prior agreements and understandings concerning the severance and termination provisions in your Employment Agreement. Under no circumstances will you be entitled to receive severance and termination benefits both under the Employment Agreement and under this letter. In the event you receive the Severance Payment described above, the Severance Payment is intended to be, and is, exclusive and in lieu of any other rights, payments, or remedies you may otherwise be entitled to upon a termination for any reason pursuant to the terms of your Employment Agreement.
To indicate your acceptance of the terms of this letter, please sign and date this letter in the space provided below. A duplicate original is enclosed for your records. This terms contained in this letter will terminate and will be void in their entirety if (i) the letter is not accepted, signed, and returned by 11:00 AM, Eastern Daylight Time, on May 1, 2008, or (ii) the Merger is not consummated for any reason.

Sincerely,
/s/ A. Roland Thomas
A. Roland Thomas
President & CEO

EXECUTIVE SIGNATURE PAGE FOLLOWS

EXECUTIVE SIGNATURE PAGE FOR ACKNOWLEDGEMENT LETTER

Agreed to and accepted:

Signature:	/s/ Gary Kraemer

Printed Name:	Gary Kraemer

Date:	May 1, 2008

Enclosures

Duplicate Original Letter

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EXHIBIT A
RELEASE OF CLAIMS AGREEMENT
     This Release of Claims Agreement (the “Release Agreement”) is made by and between Autodesk, Inc. (the “Company”) and                      (“Employee or You”).
     WHEREAS, Employee was employed by the Company; and
     WHEREAS, Employee and the Company have entered into a Separation Agreement as of                    , 2008 (the “Separation Agreement”);
     NOW THEREFORE, in consideration of the mutual promises made herein, the Company and Employee (collectively referred to as “the Parties”) hereby agree as follows:
     1. Termination. Employee’s employment with the Company terminated on                     , 2008 (the “Termination Date”).
     1.2. Consideration. The Company agreed pursuant to Section 2 of the Separation Agreement to provide Employee with certain benefits upon the termination of Employee’s employment, provided Employee executes this Release Agreement and abides by the terms of the Separation Agreement.
     1.3. Payment of Salary. Employee acknowledges and represents that the Company has paid all salary, wages, bonuses, accrued vacation, commissions and any and all other benefits due to Employee as of the Termination Date, other than benefits that remain outstanding pursuant to the Separation Agreement or the Company’s employee benefit plans.
     2. Release of Claims. Employee agrees that the foregoing consideration represents settlement in full of all outstanding obligations owed to Employee by the Company, other than obligations that remain outstanding pursuant to the Employment Agreement or the Company’s employee benefit plans.
     2.1 Employee, on behalf of himself and his descendants, heirs and successors, hereby fully releases and discharges the Company and the its respective heirs, executors, affiliates, directors, officers, agents, servants, stockholders, employees, representatives, successors and assigns, from any and all claims, duties, obligations, actions, or causes of action whatsoever, whether presently known or unknown, asserted or unasserted, which arise from or relate in any way to his employment with the Company, or any transactions between the Company as employer and Employee as employee, including, without limitation, any and all claims relating to or arising from his employment relationship with the Company and/or the termination of that relationship; any and all claims for wrongful termination of employment; any and all claims for breach of a contract of employment, express or implied; any and all claims of discrimination, harassment, and/or retaliation under Federal and State laws, including, but not limited to, claims under the Age Discrimination in Employment Act and the Older Workers Benefit Protection Act; the Sarbanes Oxley Act, Occupational Safety and Health Administration Act (“OSHA”), and any and all claims for attorneys’ fees and costs. Employee agrees that the release set forth in this paragraph shall be and remain in effect in all respects as a complete general release of the matters released. This release of claims does not apply to any rights or claims that you cannot release as a matter of law, including any claims for indemnity under California Labor Code Section 2802 (if applicable).
     2.2 Employee acknowledges that he has had the opportunity and has been advised to consult with legal counsel regarding this Release Agreement and the provisions of California Civil Code section 1542, which provides as follows:
     A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.
          Employee, being aware of said Code section, expressly waives any rights he may have there under, as well as under any other statute or common law principles of similar effect. Employee specifically agrees that he is waiving any unknown claims.
     2.3 Employee understands and agrees that he:
(i)	has had a full twenty one (21) days within which to consider this Release Agreement before executing it;
     (ii). has carefully read and fully understands all of the provisions of this Release Agreement;
     (iii). is by this Release Agreement, releasing any and all claims, known or unknown, that Employee has against the Company and/or the persons released above;
     (iv). is knowingly, willingly and voluntarily agreeing to all of the terms set forth in this Release Agreement;
     (v). is hereby advised to consult with an attorney of his choice prior to executing this Release Agreement;
     (vi). has a full seven (7) days following your execution of this Agreement to revoke this Agreement, and Employee is hereby advised that this Agreement shall not become effective or enforceable until that revocation period has expired; any such revocation must be in writing and must be sent by certified mail, return receipt requested, to the General Counsel, Autodesk Inc. 111 McInnis Parkway, San Rafael, CA 94903;
     (vii). understands that any rights or claims under the Age Discrimination in Employment Act of 1967 (29 U.S.C. § 621 et seq.) that may arise after the date this Release Agreement is executed are not waived;
     (viii). understands that this Release Agreement does not prohibit Employee from filing a charge or complaint with the Equal Employment Opportunity Commission (“EEOC”) and does not prohibit Employee from participating in any investigation or other process conducted by the EEOC; and

     (ix). is by reason of this Release Agreement and the release of claims herein, receiving from the Company the pay and benefits described in Paragraph 2 of the Separation Agreement, which pay and benefits are in addition to anything of value to which Employee is already entitled.
     3. Confidentiality.
     3.1 Employee acknowledges that Employee has been exposed to and promises to maintain the confidentiality of all confidential and proprietary information of the Company, including without limitation, confidential information relating to: any and all research and development plans and activities; products; product plans; source code; customer lists; business plans; marketing plans and strategies; pricing and pricing strategies; Company’s employees and employee compensation; and the business or confidential information of the Company’s customers.
     3.2 Employee agrees to comply with the terms set forth in the Employee Agreements on Intellectual Property and Product Source Code and executed by Employee on or about Employee’s hire date and any updated confidentiality Employee may have signed while an employee (altogether “Confidential Information Agreements”). Employee agrees that any program, document, drawing, or other work Employee worked on at Company’s direction or on Company time, or using Company’s equipment, or using any information proprietary to Company shall remain the property of the Company.
     3.3 Employee hereby confirms that Employee has returned all Company property in Employee’s possession, and that Employee has returned all confidential or proprietary information. In the event Employee violates any of these obligations, the Company shall cease making the payments and providing the benefits to Employee as provided in Section 2 of the Separation Agreement.
     4. Miscellaneous
     4.1 Costs. The Parties shall each bear their own costs, expert fees, attorneys’ fees and other fees incurred in connection with this Release Agreement.
     4.2 Authority. Employee represents and warrants that Employee has the capacity to act on Employee’s own behalf and on behalf of all who might claim through him to bind them to the terms and conditions of this Release Agreement.
     4.3 No Representations. Employee represents that Employee has had the opportunity to consult with an attorney and has carefully read and understands the scope and effect of the provisions of this Release Agreement. Neither party has relied upon any representations or statements made by the other party hereto which are not specifically set forth in this Release Agreement.
     4.4. Severability. In the event that any provision hereof becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Release Agreement shall continue in full force and effect without said provision.
     4.5 Entire Agreement. This Release Agreement and the Separation Agreement represent the entire agreement and understanding between the Company and Employee concerning Employee’s separation from the Company and supersede and replace any and all prior agreements and understandings concerning Employee’s relationship with the Company and his compensation from the Company. This Release Agreement may only be amended in writing signed by Employee and an executive officer of the Company.
     4.6 Governing Law. This Release Agreement shall be governed by the internal substantive laws, but not the choice-of-law rules, of the State of California.
     4.7 Effective Date. This Release Agreement is effective eight (8) days after it has been signed by both Parties (the “Effective Date”).
     4.8 Counterparts. This Release Agreement may be executed in counterparts, and each counterpart shall have the same force and effect as an original and shall constitute an effective, binding agreement on the part of each of the undersigned.
     4.9 Voluntary Execution of Agreement. This Release Agreement is executed voluntarily and without any duress or undue influence on the part or behalf of the Parties hereto, with the full intent of releasing all claims. The Parties acknowledge that:
     (i) They have read this Release Agreement;
     (ii) They have been represented in the preparation, negotiation and execution of this Release Agreement by legal counsel of their own choice, or they have voluntarily declined to seek such counsel;
     (iii) They understand the terms and consequences of this Release Agreement and of the releases it contains; and
     (iv) They are fully aware of the legal and binding effect of this Release Agreement.
     IN WITNESS WHEREOF, the Parties have executed this Release Agreement on the respective dates set forth below.

AUTODESK, INC.

Dated: , 2008		By:

Manager Name

Employee

Dated: , 2008		By:

(Sign Name)

(Print Name)